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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                               SEC File No. 1-8292

[ X ] Form 10-K and Form 10-KSB [   ] Form 11-K  [   ] Form 20-F
[   ] Form 10-Q and Form 10-QSB [   ] Form N-SAR

For Period Ended:  December 31, 1999

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information


        Full Name of Registrant:                       HELM CAPITAL GROUP, INC.

        Former Name, if Applicable:                    N/A

        Address of Principal Executive Office:         537 Steamboat Road

        City, State and Zip Code:                      Greenwich, CT 06830


Part II - Rules 12b-25 (b) and (c)


        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        [X]     (a)      The reasons described in reasonable detail in Part
                         III of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b)      The subject annual report on Form 10-KSB will be filed
                         on or before the fifteenth calendar day following the prescribed due date; and

        [ ]     (c)      The accountants statement or other exhibit required by
                         Rule 12b-25(c) has been attached, if applicable.
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Part III - Narrative


        State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

        See attached Schedule A.


Part IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification:

         (Name)                                              (Area Code)             (Telephone Number)
         Daniel T. Murphy                                        212                      252-7600
(2)      Have all other periodic reports required
         (under Section 13 or 15(d)of the Securities
         Exchange Act of 1934) during the preceding 12
         months (or for such shorter period that the
         registrant was required to file such reports)
         been filed?                                                                   [X] Yes [ ] No

(3)      Is it anticipated that any significant change
         in results of operations from the
         corresponding period for the last fiscal year
         will be reflected by the earnings statements
         to be included in the subject report or
         portion thereof?                                                              [ ] Yes [X] No

         If so, attach an explanation of the
         anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Schedule A attached hereto.

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                HELM CAPITAL GROUP, INC.

      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                   By:/s/ Daniel T. Murphy
                                       -----------------------------------------
                                       Daniel T. Murphy, Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                                      Schedule A


Part III - Narrative

Helm Capital Group, Inc. (the "Company") is unable to file its annual report on Form 10-KSB for the year ended December 31, 1999 within the period prescribed by the regulations under the Securities Exchange Act of 1934. Due to scheduling problems, the Company's auditors were unable to begin audit field work until March 27, 2000, which will delay the issuance of the auditor's report. See Exhibit A attached hereto.